UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement Under Section   14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AVID TECHNOLOGY, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK

par value $.01 per share

(Title of Class of Securities)

05367P 10 0

(CUSIP Number of Class of Securities of Underlying Common Stock)

Gary G. Greenfield

Chairman of the Board and Chief Executive Officer

Avid Technology, Inc.

One Park West

Tewksbury, Massachusetts 01876

(978) 640-6789

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Paige Parisi, Esq. Vice President, General Counsel and Corporate Secretary Avid Technology, Inc. One Park West Tewksbury, Massachusetts 01876 (978) 640-6789	Mark G. Borden, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 (615) 526-6000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$694,374	$38.75

*

Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 547,133 shares of Common Stock of Avid Technology, Inc. will be purchased pursuant to this offer for an aggregate cash value of $694,374. The actual transaction value will be based on the number of options tendered, if any, which may result in a lower aggregate amount.

**	$55.80 per $1,000,000 of the aggregate offering amount pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory No. 5 for fiscal year 2009.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $38.75	Filing Party: Avid Technology, Inc.
Form or Registration Number: 005-43239	Date Filed: May 18, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

SCHEDULE TO

(Amendment No. 1)

This Amendment No. 1 to Schedule TO is the final amendment to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on May 18, 2009, in connection with Avid Technology, Inc.’s (the “Company”) offer to purchase currently outstanding options having an exercise price equal to or greater than $40.00 per share and granted under the Company’s Amended and Restated 2005 Stock Incentive Plan, Amended and Restated 1999 Stock Option Plan (including the U.K. sub-plan thereunder), 1998 Stock Option Plan, 1997 Stock Option Plan, 1997 Stock Incentive Plan, as amended, and 1994 Stock Option Plan, as amended (the "Offer"). This Amendment No. 1 reports the results of the Offer and is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. Except as amended and supplemented hereby, all terms of the Offer and all disclosures set forth in the Schedule TO and the exhibits thereto remain unchanged.

Item 4.       Terms Of The Transaction.

Item 4(a) of the Schedule TO is hereby amended and supplemented to add the following:

The Offer expired at 5:00 p.m., Eastern Time, on Tuesday, June 16, 2009. Pursuant to the Offer to Purchase, Eligible Options (as defined in the Offer to Purchase) to purchase an aggregate of 419,042 shares of the Company’s common stock were validly tendered and not withdrawn, and the Company has accepted for repurchase all such Eligible Options. Each Eligible Participant who validly tendered Eligible Options pursuant to the Offer to Purchase will receive a cash payment of $1.50 for Eligible Options with exercise prices equal to or greater than $40.00 per share but less than $50.00 per share and $1.00 for Eligible Options with exercise prices of $50.00 per share or higher, in each case less applicable tax withholdings. The Company will promptly make such cash payments in the aggregate amount of $526,455.50.

SCHEDULE TO

(Amendment No. 1)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2009

AVID TECHNOLOGY, INC.

By:	/s/ PAIGE PARISI
Vice President, General Counsel
and Corporate Secretary